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                             July 20, 2022

       Michael Sullivan
       Chief Financial Officer
       Oragenics, Inc.
       4902 Eisenhower Blvd, Suite 125
       Tampa, Florida 33634

                                                        Re: Oragenics, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 24,
2022
                                                            File No. 001-32188

       Dear Mr. Sullivan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Research and Development, page 81

   1. We note on page 4 that you have multiple license agreements and product candidates in varying stages of
development and clinical testing. Please revise future filings to provide more details about your
research and development expenses for each period presented, including but not
limited to by product/program as well as by the nature of the expenses.
                                                        To the extent that you
do not track expenses by product candidate, please disclose as such.
                                                        In addition, disclose
the specific reasons for significant changes in research and development expenses
each period.
 Michael Sullivan
Oragenics, Inc.
July 20, 2022
Page 2
Exhibits 32.1 and 32.2, page 111

2. Please amend your filing to revise the Section 906 certifications to include the correct year of your Form 10-K, for the period ended December 31, 2021.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Brian Cascio,
Accounting Branch Chief, at (202) 551-3676 with any questions.



FirstName LastNameMichael Sullivan                             Sincerely,
Comapany NameOragenics, Inc.
                                                               Division of
Corporation Finance
July 20, 2022 Page 2                                           Office of Life
Sciences
FirstName LastName